       FundInvestor

FMI Large Cap Joins the Focused 10

The FundInvestor Focused 10 | Reginald Laing

We're adding FMI Large Cap FMIHX to the Focused 10 and dropping Touchstone Sands Capital Select Growth PTSGX. The Touchstone fund closed some sales channels to new no-load investors as of Feb. 1, 2007, and we want to keep the Focused 10 limited to open funds.

FMI Large Cap has a strong five-year track record. From its Jan. 1, 2002, inception through March 30, 2007, the fund has returned 70.4% compared with 35.9% for the S&P 500 Index and 33.5% for the average large-blend fund. Equally impressive is the consistency of that performance. In each of the five full calendar years since the fund's inception it has produced top-quartile performance. In addition, managers Ted Kellner and Pat English have a solid 15-year track record at mid-blend FMI Common Stock FMIMX. There they have produced modestly above-average returns with below-average volatility.

We also like the fact that the fund's modest asset base provides plenty of maneuverability. Fiduciary Management, the investment advisor that runs FMI Large Cap and its institutional clone, has $4.1 billion under management; and that figure includes assets invested in a closed small- to- mid-cap portfolio that doesn't overlap with this one.

FMI Large Cap FMIHX

Top 10 Holdings	Sector	P/E	% Net Assets
Berkshire Hathaway, Inc.		15.12	7.31
Time Warner, Inc.		16.36	6.58
Accenture, Ltd.		23.33	6.10
Wal-Mart Stores, Inc.		17.17	5.46
Tyco International, Ltd.		16.45	4.92

Willis Group Holdings, Ltd.		13.99	4.75
Bank of New York Company, Inc.		21.15	4.62
Cardinal Health, Inc.		22.85	4.40
TJX Companies		15.79	4.25
Sprint Nextel Corporation		29.57	4.23

Portfolio Holdings as of 12-31-06.

FMI Large Cap's nimble size is an important consideration, because (like the Touchstone fund) it will delve into mid-caps, and it's even more concentrated than the Touchstone fund-the former holds roughly 20 stocks, versus 25 to 30 for the latter. FMI's relatively small asset base means the fund's purchases and sales are less likely to adversely affect the price of the underlying stocks.

The FMI fund also fits the Focused 10 mold in that it plies a low-turnover strategy. Over calendar years 2004 through 2006, portfolio turnover averaged 36% (versus 74% for the average large-blend fund), which means the typical holding stayed in the portfolio for about three years. Apart from the tax advantages of not trading a lot (and thereby avoiding capital gains tax), the low portfolio turnover here means the fund won't run up big trading costs.

What's more, low turnover fits nicely with the managers' opportunistic strategy. The five-member team, led by English and Kellner, looks for stocks trading at discounts to what it considers their intrinsic value (based on cash-flow analysis and absolute and relative valuation). That often means buying companies when the market takes a dim view of their prospects. And holding these firms, sometimes over many years, gives their respective managements time to resolve whatever adversity is weighing on their stock prices.

Top-five holding Time Warner TWX is one such company. It was added to the portfolio in November 2004, when its stock price was weighed down by its disastrous acquisition of AOL and market fears over declining advertising revenue. Kellner and English are unfazed by the migration of ad dollars away from Time Warner's more-traditional media outlets toward the Internet, arguing ad sales are a trickle compared with the company's subscription revenue. And they like the company's historically cheap valuation relative to the cash flow it generates.

As Kellner and English are willing to wait for management teams to turn around struggling companies, they want to be certain those managers are capable of fixing whatever problems the firms face. For example, the fund holds industrial conglomerate Tyco TYC in part because the managers believe in the strength of its management. They bought the stock at the beginning of 2006, when it was trading well below its historical highs, due to disappointing earnings and the taint arising from the previous CEO's misdeeds. FMI believed that a new management team, consisting of CEO Ed Breen and CFO Chris Coughlin would turn things around. In fact, Breen and Coughlin have restructured the comany's debt and returned money to investors through share repurchases and a dividend. More than that, though, they plan to break the firm into three distrinct companies, thereby bringing a rational structure to each of the stand-alone companies and (they think) unlocking shareholder value. The stock has gained only modestly since it was added to the portfolio, and (as of the end of 2006) it remains a top holding.

The FundInvestor Focused 10
		Manager Name	5-Yr Total	5-Yr Cat	# of	Turn-	Expense
Fund Name	Category	(Tenure Years)	Return%	Rank%	Holdings	over%	Ratio	Top Three Holdings
Ariel Appreciation CAAPX	Mid-Cap Blend	Rogers Jr./Sauer (4.5)	7.3	88	32	25	1.16	Accenture, Pitney Bowes. Inc., Carnival Corp.
Clipper CFIMX	Large Blend	Davis/Feinberg (1.3)	4.9	76	20	63	0.62	AIG, Conoco Phillips, Tyco International
FMI Large Cap FMIHX	Large Blend	Kellner/English (5.3)	10.7	4	20	29	1.00	Berkshire Hathaway, Time Wnr, Accenture
Fairholme FAIRX	Mid-Cap Blend	Management Team (7.2)	14.8	6	21	20	1.00	Berkshire Hathaway, Echostar, Cndn Nat Res
Harbor Large Cap Value HAVLX	Large Value	Jeff Shaw (5.5)	6	88	35	31	0.68	AIG, CVS, TimeWarner
Jensen JENSX	Large Growth	Management Team (14.2)	3.3	51	25	10	0.85	Omnicom, Stryker, McGraw-Hill
Mairs & Power Growth MPGFX	Large Blend	Frels/Henneman (7.4)	8.4	14	44	4	0.69	Wells Fargo, Medtronic, Emerson Elec.
Matrix Advisors Value MAVFX	Large Blend	David A. Katz (10.8)	6.5	33	31	28	0.99	MedImmune, Dollar General, First Data
Neuberger Ber Fasciano NBFSX	Small Growth	Michael Fasciano (18.4)	6	68	79	39	1.20	Tetra Tech., Bucyrus Intl., Wintrust Financial
Oakmark Select I OAKLX	Large Value	Nygren/Berghoef (10.4)	71	26	20	22	0.99	Wa Mu, Yum Brands, McDonald’s
Data through March 30, 2007.
We shine the spotlight on 10 funds from the FundInvestor 500 that follow a focused, low-turnover strategy.

Kellner and English are shareholder-friendly managers themselves. Kellner has invested more than $1 million of his own money in this fund, which clearly aligns his interests with those of other fundholders. Also, the fund's 1% expense ratio is reasonable, especially given a still-modest $365 million asset base.

We're also fans of Kellner and English's letters to shareholders, which stand out for being detailed, lucidly written, and candid-both about the fund's risks and about what went right and wrong in the recent quarter. For instance, in its third-quarter 2006 commentary, management explained its thesis for Sprint Nextel S, the portfolio's worst performing stock for that quarter-and one that's languished since. The managers point to the problems the company has faced related to integrating Sprint with Nextel. But they go on to mention that these same problems-which they view as near-term and solvable-were what allowed them to buy the stock at valuation multiples well below the S&P 500's average. More than anything, the shareholder letters demonstrate how thoroughly the managers know the companies in the fund. You can see the letters for yourself at the firm's Web site: http://www.fmifunds.com.

Such deep knowledge of the individual holdings is heartening, given the stock-specific risk this focused fund courts. And despite holding only 20 stocks, this fund has been even less volatile than its typical peer in the large-blend category (as measured by trailing five-year standard deviation). One reason is that the fund is fairly diversified by sector. The moderate volatility says something about this management team's sensible approach, value discipline, and stock-picking acumen.

The fund has a low minimum investment of $1,000 and is available in most No Transaction Fee platforms including Schwab and Fidelity.
Contact Reginald Laing at reginald.laing@morninsgtar.com

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended September 30th, 2007 were: 12.52%, 17.55%, and 10.58%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000.